Exhibit 2.01

Not for release, publication or distribution in whole or in part in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

RECOMMENDED CASH OFFER

by

GLU MOBILE INC.

for

SUPERSCAPE GROUP PLC

Compulsory Acquisition of remaining Superscape Shares

On 25 January 2008, Glu Mobile Inc. (Glu), made a recommended cash offer for the entire issued share capital of Superscape Group plc (Superscape).

The directors of Glu are pleased to announce that, as at 15:00 (London time) on 20 March 2008, valid acceptances of the Offer had been received in respect of a total of 162,274,225 Superscape Shares, representing approximately 88.62 per cent. of the existing issued share capital of Superscape. On 23 January 2008, the directors of Glu announced that they had received irrevocable undertakings and a letter of intent to accept the Offer in respect of 62,186,230 Superscape Shares, representing approximately 33.96 per cent. of the existing issued share capital of Superscape. Valid acceptances have been received in respect of all of these Superscape Shares and these are reflected in the total above. In addition, Glu holds 7,965,212 Superscape Shares, representing 4.35 per cent. of the existing issued share capital of Superscape, that were acquired through share purchases made on Glu’s behalf by Panmure Gordon since posting of the Offer Document, and that have been certified as meeting the requirements of Rule 10 of the Code and can therefore be counted as valid acceptances under the Offer.

On 7 March 2008, the directors of Glu declared the offer unconditional in all respects and announced that the Offer would remain open for acceptances until 15:00 (London time) on 21 March 2008. As at 15:00 (London time) on 20 March 2008, Glu owned or had received acceptances in respect of a total of 170,239,437 Superscape Shares representing approximately 92.97 per cent of the existing issued share capital of Superscape. Accordingly, the directors have decided that the Offer will close at 15:00 (London time) on 21 March 2008 and will not be capable of acceptance after 15:00 (London time) on 21 March 2008.

The directors of Glu announce that as soon as reasonably practicable Glu will apply the provisions of sections 979 to 991 (inclusive) of the Companies Act 2006 to acquire compulsorily all remaining Superscape Shares on the same terms as the Offer. Accordingly, in due course Glu will be posting formal notices pursuant to section 980(1) of the Companies Act 2006 to all Superscape Shareholders who have not yet accepted the Offer. Superscape Shareholders who have not made an application to court under section 986 of the Companies Act 2006 within six weeks from the date of the formal notice will have their Superscape Shares transferred to Glu pursuant to the compulsory acquisition procedure under the Companies Act 2006.

Settlement of the consideration due under the Offer will be effected on or before 4 April 2008 for Superscape Shareholders who have already validly accepted the Offer.

Application has been made to the UK Listing Authority for the cancellation of listing of the Superscape Shares on the Official List and to the London Stock Exchange for cancellation of admission to trading of the Superscape Shares on its market for listed securities, in each case to take effect on 8 April 2008.

Glu also intends to apply for the re-registration of Superscape as a private limited company under the relevant provisions of the Companies Act 2006.

Terms used in this announcement shall have the meaning given to them in the Offer Document dated 25 January 2008, unless the context requires otherwise.

Glu Mobile Inc.
Nicole Kennedy	+1 650 571 1550
Lazard (financial adviser to Glu Mobile Inc.)
Cyrus Kapadia Jeffrey Sechrest Terence Fung	+44 (0) 20 7187 2000 +1 212 632 6000 +1 415 623 5000
The Blueshirt Group (PR adviser to Glu Mobile Inc.)	+1 415 623 5000
Todd Friedman	+1 415 217 5869
Superscape Group plc	+1 949 940 2840
Kevin Roberts Dave Goodman
Close Brothers (financial adviser to Superscape Group plc)	+44 (0) 20 7655 3100
Simon Willis James Craven
Hudson Sandler (PR adviser to Superscape Group plc)	+44 (0) 20 7796 4133
Jessica Rouleau

Further information

For further information on Glu and Superscape, please see www.glu.com and www.superscape.com, respectively.

The release, publication or distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Any person (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or any other related document to any jurisdiction outside the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

Copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any jurisdiction other than the UK and the USA and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from any jurisdiction other than the UK and the USA.

Lazard is acting exclusively as financial adviser to Glu and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Glu for providing the protections afforded to clients of Lazard, nor for providing advice in connection with the Offer or this announcement or any matter referred to in this announcement.

Close Brothers is acting exclusively as financial adviser to Superscape and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Superscape for providing the protections afforded to clients of Close Brothers, nor for providing advice in connection with the Offer or this announcement or any matter referred to in this announcement.